Exhibit (a)(1)(P)

August 1, 2013

VIA EMAIL AND FEDERAL EXPRESS

Board of Directors

Donegal Group Inc.

1195 River Road

Marietta, PA 17547-0302

Board of Directors

Donegal Mutual Insurance Company

1195 River Road

Marietta, PA 17547-0302

Attention: Mr. Donald H. Nikolaus, Chairman, CEO and President

Gentlemen:

On March 20, 2013, I announced a tender offer for 962,636 of the outstanding shares of Class B Common Stock (“Class B Shares”) of Donegal Group Inc. (“DGI”) at a price of $30 per Class B Share (the “Offer”). The Offer represented approximately a 42% premium to the closing price of the Class B Shares on the NASDAQ on March 19, 2013 – the last full trading day prior to the commencement of the Offer.

On April 3, 2013, DGI filed a Solicitation/Recommendation Statement on Schedule 14D-9 recommending that the holders of Class B Shares reject the Offer and not tender their Class B Shares. The DGI Board of Directors and the Special Committee stated that they believed the Offer was illusory because the conditions could not be satisfied by the April 19, 2013 Expiration Date or within a reasonable period of time thereafter. DGI voiced no objection to the adequacy of my $30 per Class B Share Offer price.

On April 17, 2013, during DGI’s 1st quarter 2013 earnings conference call, DGI’s CEO Don Nikolaus answered a stock analyst question regarding the adequacy of my $30 per Class B Share Offer price by saying “first of all, as in our 14 D-9 we believe that the tender offer is illusory. There are many conditions over which Mr. Shepard has no control but he has set those as conditions that he would not pay such a price unless they are met. But the concept, set that aside, the concept that the shares of DGI have a value that is potentially twice the current book value, if you look at the historical views of Mr. Shepard are based upon the concept that the mutual company would be part of a transaction and it would give itself away and its 66% ownership without consideration or very little consideration so it is… so it is you know a difficult concept to rationalize.” Mr. Nikolaus appears to be focused on Donegal Mutual’s combined Class A and Class B voting percentage ownership. Donegal Mutual, however, only owns 46% of the combined Class A and Class B Shares.

On April 22, 2013, I filed an amendment to the Offer dropping the director representation and waiving the restriction on future grants of Class A Share options. I extended the Offer until May 20, 2013, to permit the regulatory agencies to process the required applications. I also announced that as of April 19, 2013, approximately 362,745 Class B Shares had been tendered and not withdrawn, plus an additional 8,872 Class B Shares submitted by guaranteed delivery. I noted that DGI had voiced no objection to the adequacy of my $30 per Class B Share Offer price.

On May 2, 2013, DGI filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 again recommending that the holders of Class B Shares reject the Offer and not tender their Class B Shares. The DGI Board of Directors and the Special Committee again stated that they believed the Offer was illusory because the conditions (mostly regulatory approvals) could not be satisfied by the May 20, 2013 Expiration Date, or within a reasonable period of time thereafter. DGI again voiced no objection to the adequacy of my $30 per Class B Share Offer price.

On May 21, 2013, I filed another amendment to the Offer extending the Offer until July 31, 2013, to permit regulatory agencies additional time to process the required applications. I also announced that as of May 20, 2013, approximately 381,216 Class B Shares had been tendered and not withdrawn, plus an additional 2,324 Class B Shares submitted by guaranteed delivery.

On May 29, 2013, DGI filed an amended Solicitation/Recommendation Statement on Schedule 14D-9 again recommending that the holders of Class B Shares reject the Offer and not tender their Class B Shares. The DGI Board of Directors and the Special Committee again stated that they believed the Offer was illusory because the conditions (mostly regulatory approvals) could not be satisfied by the July 31, 2013 Expiration Date. DGI again voiced no objection to the adequacy of my $30 per Class B Share Offer price.

As of July 31, 2013, approximately 394,215 Class B Shares had been tendered and not withdrawn, plus an additional 1,988 Class B Shares had been submitted by guaranteed delivery.

Today, I am NOT further extending the Offer for the following reasons: 1) The failure of a sufficient number of shares to be tendered into the Offer to satisfy the Offer’s Minimum Condition of 925,000 Class B Shares (and even if the 196,122 Class B Shares owned by the DGI insiders, according to DGI’s Proxy Statement filed on March 18, 2013, were subtracted from the Minimum Condition requirement, the number of Class B Shares tendered into the Offer would still be insufficient to meet the Minimum Condition, as so adjusted); and 2) The non-satisfaction of the Insurance Regulatory Approval Condition (i.e., the necessary approvals by the insurance departments of six states). I have kept the Offer open for nearly 4 ½ months and have not received regulatory approvals, in part because Don Nikolaus and his many law firms vigorously opposed and obstructed the Offer with the regulators at every opportunity.

Accordingly, I will not purchase any of the Class B Shares that have been tendered. All shares that have been tendered and not withdrawn will be returned promptly.

Instead, I intend to proceed with my applications with the Federal Reserve Bank of Philadelphia and the various state insurance departments, though not pursuant to the recently expired Offer, to receive regulatory approvals to increase my ownership up to 22.7% of the outstanding combined Class A and Class B voting rights.

Very truly yours,

/s/ Gregory M. Shepard
Gregory M. Shepard